82-34782

Capital Market
Communications and Advisory

K Capital Source
8 Raglan Road,
Dublin 4.

T +353 1 631 5500


05007541

Office of International Corporate Finance,
Division of Corporation Finance,
Securities and Exchange Commission,
Washington, DC 20549-0302
USA

March 14, 2005

SUPPL

Dear Sir/Madam,

Re: Horizon Technology Group plc ~~(333-115785)~~

We enclose material pursuant to Rule 12g3-2(b) under the Exchange Act. Please note that Horizon's filing number is 333-115785.

We also enclose a duplicate copy of this letter and would be grateful if it could please be stamped and returned to us as acknowledgement.

Yours faithfully,



K Capital Source
(Capital Markets Advisors to Horizon Technology Group)

K Capital Source
8 Raglan Road
Dublin 4
Ireland.



Capital Market
Communications and Advisory

K Capital Source
8 Raglan Road,
Dublin 4.

T +353 1 631 5500

Office of International Corporate Finance,
Division of Corporation Finance,
Securities and Exchange Commission,
Washington, DC 20549-0302
USA

March 14, 2005

Dear Sir/Madam,

Re: Horizon Technology Group plc (333-115785)

We enclose material pursuant to Rule 12g3-2(b) under the Exchange Act. Please note that Horizon's filing number is 333-115785.

We also enclose a duplicate copy of this letter and would be grateful if it could please be stamped and returned to us as acknowledgement.

Yours faithfully,



K Capital Source
(Capital Markets Advisors to Horizon Technology Group)

K Capital Source
8 Raglan Road
Dublin 4
Ireland.

Horizon Technology Group plc

Dublin: HOR.I **London: HOR.L** **ADR: HZNTY**

Preliminary Results for the year to 31 December 2004

Operating profit growth of 38%

3 March 2005: Dublin & London

Horizon Technology Group plc ('Horizon' or the 'group'), a leading system integrator and distributor of information technology products in the UK and Ireland, announces its preliminary results for the year to 31 December 2004.

2004 Highlights	*2004 € 000*	*2003 € 000*	*Change*
Turnover	281,175	250,274	+12%
Gross profit	32,669	29,034	+13%
Gross margin	*11.6%*	*11.6%*	
Operating profit	7,035	5,110	+38%
Operating profit margin	*2.5%*	*2.0%*	
Diluted EPS adjusted (cent)	8.67	7.11	+22%

Highlights

- Turnover growth of 12% translated to operating profit growth of 38% reflecting Horizon's ongoing operating leverage opportunity.

- Operating profit in 2004 increased to €7.0m and operating profit margin increased from 2% in 2003 to 2.5% in 2004. The second half of 2004 is the sixth consecutive half-year period in which operating profit increased.

- Diluted EPS adjusted increased by 22% to 8.67 cent.

- The continued focus on operating costs delivered results - as a percentage of turnover, operating costs excluding goodwill were reduced from 9% in 2003 to 8.5% in 2004.

- The enterprise solutions division entered into new partnership arrangements with BMC, EMC and VERITAS.

- 2004 results reflect significant earnings improvement, strengthened financial capacity and the group's delivery of consistency, performance and growth.

Commenting on the 2004 results, Samir Naji, Horizon's Chairman, commented:

"In a market environment characterised by modest growth and significant competition, Horizon has demonstrated its ability to deliver superior performance and to out-perform the broader market.

Our objectives and strategy remain constant - to deliver shareholder value through the optimal development of our business as a technical integrator and distributor of information technology products in the UK and Ireland. The group's focus is to generate long-term, consistent growth in shareholder value by investing resources judiciously to capitalise upon future growth opportunities and maintain a strong financial position.

Our exposure to the Irish economy, where we generate 52% of turnover, has been a significant strength during 2004 and is expected to prevail in 2005. Horizon's strategy is to continue as a broad based supplier of IT products and services within the Irish market and, in the UK, to focus on the provision of enterprise solutions in partnership with system integrators and leading global IT vendors. The group will continue to drive its competitive advantages to grow turnover and utilise its operational gearing to increase earnings at a faster rate than turnover growth."

Gary Coburn, Horizon's Chief Operating Officer, said:

"During 2004 we continued our strategy of developing partnerships with global IT vendors through the addition of new relationships with BMC, EMC and VERITAS in our Enterprise Solutions Divisions.

In June, 2004, we announced a partnership with BMC Software to establish a new Business Service Management (BSM) unit within the Irish EAS business. In addition, in January 2005, we further strengthened our position in the high-growth storage solutions market by entering into new partnerships with market leading vendors, EMC Corporation and VERITAS Software Corporation."

Cathal O'Caoimh, Horizon's Chief Financial Officer, noted:

"This financial performance reflects Horizon's commitment to deliver consistency, performance and growth. Turnover has increased by 12%, the first year-on-year increase since the broader industry downturn began in 2001. We have translated this turnover growth into a 38% increase in operating profit. This reflects both our operational gearing and effective capacity utilisation.

We continue to deliver on our objective of earnings growth that exceeds turnover growth, through a strategy of effective market share gains, increasing the services content in each of our key operations and rigorous cost control."

ABOUT HORIZON

Horizon Technology Group plc is a leading technical integrator and distributor of information technology products in the UK and Ireland. For more information about Horizon Technology Group plc, visit www.horizon.ie

Investor, analyst and media enquiries:

Mark Kenny or Jonathan Neilan
K Capital Source

Tel: +353-1- 631 5500
Email: horizon@kcapitalsource.com

2004 REVIEW AND OUTLOOK

GROWTH RECORD

Horizon continued its record of strong earnings growth in the 2004 financial year with excellent results in all core businesses. Diluted EPS adjusted at 8.67 cent represents an increase of 21.9% on 2003 and 75.9% on 2002.

The group reported turnover growth of 12.3%, the first full year increase since the broader industry downturn that began in 2001. The group has translated this 12.3% increase in turnover into a 37.7% increase in operating profit, reflecting the opportunity to leverage sizable earnings growth from greater utilisation of operational capacity.

Operating profits have grown in each of the last three years, reflecting the consistency of the group's performance. Operating profit in 2004, at €7.0m, increased by 37.7% on 2003 and by 77.0% on 2002. Horizon's operating margin in 2004 was 2.5%, a significant improvement on 2.0% in 2003 and 1.2% in 2002.

This performance demonstrates the group's ability to consistently achieve its financial objective of earnings growth that exceeds turnover growth, through a strategy of effective market share gains, increasing the services content in each of its key operations and rigorous cost control.

MARKET REVIEW

Horizon's growth, all organic, was achieved principally through effective market share gains. The environment, as anticipated by the board, has shown modest recovery combined with intense competition between IT vendors and within the channel. While corporate customers have maintained their cautious approach to IT capital expenditure, there have been some indications of growth-based investment.

Unit price depreciation has been a significant trend in the market, compounded in the last two years by the weakening of the US dollar by circa 30% relative to the euro between the start of 2003 and the end of 2004. This price depreciation is likely to continue into the future, albeit at a lower rate, particularly in the PC market and at the lower end of the server market. Industry unit volumes have grown to compensate – in 2004 unit volume growth was in the order of 20% to 25%. Industry analysts expect that unit growth will offset unit price depreciation in the foreseeable future.

Market demand for software and consulting services strengthened during 2004, with some evidence of large corporate customers beginning to invest for growth, particularly in the telecommunications and finance sectors. Horizon benefited from this trend particularly in application development and SAP implementation projects.

STRATEGY

Horizon's objective and strategy remains constant - to deliver shareholder value through the development of the business as a technical integrator and distributor of information technology products in the UK and Ireland. The group's focus is to generate long-term, consistent growth in shareholder value by investing resources judiciously to capitalise upon future growth opportunities while maintaining a strong financial position.

Horizon's exposure to the Irish economy, where it generates approximately 52% of its turnover, has been a significant strength during 2004. Geographically, Horizon's strategy is to continue to supply a wide range of IT services and products within the Irish market and, in the UK, to focus on the provision of enterprise solutions in partnership with system integrators and leading global IT vendors.

The group will continue to monitor the developing IT market in the UK and Ireland to identify new opportunities to deliver profitable growth, while continuing to develop existing businesses to enhance profitability and cash flow.

OUTLOOK

The directors anticipate that, while overall market turnover growth will be hampered by unit price depreciation, the measured market recovery experienced in 2004 will continue.

Whereas turnover growth in 2004 was primarily attributable to market share gains, future turnover growth will be more reliant on market growth rates and the pace of organic development. Rigorous cost control and the group's ability to leverage growth in earnings from greater utilisation of operational capacity provide an opportunity to convert even modest turnover growth into superior returns for shareholders.

OPERATING REVIEW

Horizon has delivered growth in both operating profits and operating margin in each of the last six consecutive half-year periods, reflecting the consistency of the group's performance. In a two-year period, operating profit has been increased by 77% from €4.0m to €7.0m and operating margin has increased from 1.2% to 2.5%.

The technology sector experienced measured growth in 2004 although intense competition and unit price depreciation hampered market turnover growth. Despite this, after two years of declining turnover in 2002 and 2003, the group has reversed the trend and produced turnover growth of 12.3% in 2004. Both divisions of the business benefit from turnover growth – enterprise solutions turnover increased 14% while distribution and channel services achieved growth of 10%.

The group, through increased efficiencies and cost control, continues to deliver on its stated objective of increasing earnings at a faster rate than turnover growth. The group translated a 12.5% increase in gross profit into a 37.7% increase in operating profit.

Although corporate customers maintained their cautious approach to capital expenditure, Horizon's traditionally strong sectors of telecommunications and finance showed a gradual upturn in spend during the year. Horizon's above average turnover growth was a direct result of continued market share gains in all of the key areas of operation.

The group operates through two separate trading divisions, enterprise solutions and distribution and channel services. The performance of each division is detailed below.

ENTERPRISE SOLUTIONS DIVISION

The division assists customers in implementing IT strategies through the provision of infrastructure, development and consulting services, predominantly to blue-chip corporate clients and government departments. The division includes enterprise infrastructure and services (EIS) in Ireland and the UK and enterprise application and services (EAS) business in Ireland.

Enterprise Solutions Division	*2004 € 000*	*2003 € 000*	*Change*
Total			
Turnover	158,941	138,948	14%
Gross profit	25,231	22,089	14%
Gross margin	15.9%	15.9%	

The division's turnover and gross profit each grew by 14% in 2004. Turnover at €159m (2003: €139m) grew principally because of market share gains in the UK EIS business and significant consultancy contract wins in the Irish EAS business. Gross profit increased by 14% to €25.2m (2003: €22.1m), aided by increased services content in a market experiencing a modest recovery.

The division posted growth in both the UK and Ireland in 2004 with the fastest rate of growth occurring in the Irish EAS business, particularly in the second half of the year. This favourable change in sales mix combined with an increased services content within all of the division's operations, helped to increase gross margin from 14.8% in the first half to 17.0% in the second half.

The enterprise solutions operations have strong customer bases in both the UK and Ireland. During 2004, they enjoyed strong repeat business from these customers and won large contracts with a number of new customers. The division continued its strategy of developing partnerships with global IT vendors through the addition of new relationships with BMC in June 2004 and with EMC and VERITAS in January 2005.

In Ireland, the group's enterprise applications and services operation (EAS) business built on its market-leading position and delivered very strong growth in each of the segments in which it operates. Significant contract wins were achieved in each of data warehousing services, application development, SAP implementation and business services management. During the second half of 2004, the SAP implementation market benefited from renewed demand and the division added new SAP customers.

In June, the group announced that it had entered into a partnership with BMC Software to establish a new Business Service Management (BSM) unit within its Irish EAS business. This unit provides a complete range of BMC Software services including sales, consulting, implementation and support to existing and new BMC Software customers. BSM is a fast-growing segment of the IT market and represents an exciting opportunity for the group.

Performance in the first half year of the new unit's operation has been very encouraging and ahead of initial expectations.

The telecommunications, pharmaceuticals and finance segments of the market, which have traditionally been strong sectors for Horizon's EAS business, delivered large project wins including EBS, Hibernian Insurance, O_2 and Schering-Plough. The EAS forward order book at the end of 2004 was stronger than the group has experienced in some years.

The group's enterprise infrastructure and services operations (EIS) increased turnover and profitability in 2004 and Horizon became Sun Microsystems' largest partner in the UK and Ireland. The UK EIS operation grew market share by winning a number of large ticket implementations and competing aggressively on price and service. The group has successfully focused on the development of services within its EIS operations. While unit price depreciation is occurring in the server market, particularly at the high-volume lower end, it is not as prevalent as in the PC market. Customers reacted favourably to Sun Microsystems' new Solaris 10 operating environment and Opteron server range.

During 2004, the EIS division performed strongly within the telecommunications, finance and electronics manufacturing verticals with significant contract wins including Ericsson, permanent tsb, Vodafone, Xerox and Xilinx. Market penetration improved within the Irish government sector with large new project implementation contracts in the Revenue Commissioners and Passport Office.

Horizon has further strengthened its position in the high-growth storage solutions market by entering into new partnerships with market leading vendors, EMC Corporation and VERITAS Software Corporation in January 2005. Under these partnerships, Horizon will provide a complete storage resource management solution, based on the EMC and VERITAS product suites, to existing and new systems integration partners and customers. This will give Horizon the opportunity to address the increasingly large and more complex storage needs of customers. These complementary technologies, which increase Horizon's addressable market opportunity, represent a good strategic fit for the EIS division. The group has a successful track record of partnering with world-leading IT vendors in high growth markets.

DISTRIBUTION AND CHANNEL SERVICES DIVISION

Clarity Computers Distribution is Ireland's leading value added distributor of volume IT products and offers leading edge supply chain management services to global IT vendors and resellers.

Distribution and Channel Services Division	*2004 € 000*	*2003 € 000*	*Change*
Turnover	122,234	111,326	10%
Gross profit	7,438	6,945	7%
Gross margin	6.1%	6.2%	

Turnover increased by 10% in 2004 to €122m (2003: €111m) primarily attributable to growth in market share, particularly in the first half of 2004. Following unfavourable changes in supplier terms of trade in the broader market, the group increased its cash investment in this division and put a renewed focus on return on investment. Gross margin reduced marginally to 6.1% reflecting the competitive nature of the market but the growth in turnover resulted in a 7% increase in absolute gross profit.

Unit price depreciation continued in 2004, particularly within the PC sector and was compounded by the weakness of the dollar relative to the euro in the later half of the year. Clarity's volume products grew by a very commendable 35% year on year but the continuing reduction in unit prices in 2004 restricted growth in total turnover to 10%.

Clarity's enterprise business showed strong growth during 2004, driven by the success of HP storage products in the Irish market.

Clarity is the cost leader within the Irish IT distribution sector and continues to focus on systems development, as well as on cost control, to maintain its position as the most efficient supply chain operator in the market. This cost leadership provides Clarity with an excellent platform to further develop the range of services it offers to global IT vendors and resellers.

FINANCIAL REVIEW

In 2004 Horizon increased turnover and earnings and strengthened its market and financial positions. The group demonstrated its ability to consistently achieve its financial objective of growing earnings at a faster rate than turnover growth, through a strategy of rigorous cost control while building market share and increasing the services content in each of its key operations.

2004 key performance indicators are outlined below:

Key Performance Indicators	*2004 € 000*	*2003 € 000*	*Change*
Turnover	281,175	250,274	12%
Gross profit	32,669	29,034	13%
Gross margin	11.6%	11.6%	
Operating costs excluding goodwill	23,965	22,433	7%
Operating costs as a % of turnover	8.5%	9.0%	
Operating profit	7,035	5,110	38%
Operating profit as % of turnover	2.5%	2.0%	
EBITDA return on invested capital *	57.3%	55.6%	
Diluted EPS adjusted (cent) †	8.67	7.11	22%
Net (debt) / cash	(4,549)	4,371	
Interest cover (before non-operational exceptional items)	6.9x	7.6x	

**EBITDA expressed as a percentage of average shareholders' funds.*

†Diluted EPS adjusted represents earnings based on 72,012,000 shares over profit after tax adjusted for non-operating exceptional items, amortisation of intangibles and unwinding of discount factor.

TURNOVER AND GROSS PROFIT

Turnover for the year to 31 December 2004 was €281m (2003: €250m), an increase of 12.3% reversing the decline of the previous two financial years. This organic growth was achieved principally through market share gains in an environment of modest recovery and intense competition where corporate customers maintained their cautious approach to IT capital expenditure. Horizon benefited from the strength of the Irish economy and the growth of its enterprise applications and services business.

Gross profit margin was maintained at 11.6% thereby increasing absolute gross profit by 12.6% to €32.7m (2003: €29.0m). In gross margin terms, 2004 was a year of two distinct halves. In the first half, gross margin contracted from 11.6% to 10.9% due to the group's strategy of competing aggressively on price and service so as to grow market share and as a result of a shift in sales mix - the greatest turnover growth in the first half of the year occurred in the lower margin UK EIS operation. In the second half of 2004, gross margin increased to 12.5%, consistent with the traditional seasonality of turnover and margins. The greatest growth in the second half of the year occurred in the higher-margin Irish EAS operation, while the group's focus on development of EIS services also delivered benefits.

EARNINGS AND TAXATION

Horizon has translated a 12.5% increase in gross profit into a 37.7% increase in operating profit, reflecting the opportunity to leverage sizable earnings growth from greater utilisation of operational capacity. Horizon has maintained its policy of rigorous cost control and efficiency so as to continue to deliver on its stated objective of consistently increasing earnings at a faster rate than turnover growth.

The group has delivered growth in operating profits in each of the last three years, reflecting the consistency of the group's performance. The compounded annual growth rate in operating profits in the period 2002 to 2004 is 33%.

The tax charge for the year was €1,445,000, an effective tax rate, before non operating exceptional items, amortisation of intangibles and unwinding of discount factor, of 18.8% marginally lower than the 19.0% in 2003.

Diluted EPS adjusted at 8.67 cent represents growth of 21.9% on 2003 and 75.9% on 2002. Growth in 2004 operating profit at 37.7% exceeds the increase in diluted EPS adjusted because of a combination of the increased interest charge and the enlarged number of shares used in the earnings per share calculation, which was primarily attributable to the placing of 3,396,044 ordinary shares in November 2003.

CASH FLOW, LIQUIDITY AND FUNDING

The group's cash flow and financial position remain strong. Shareholders' funds increased to €19.2m (2003: €14.6m) and net tangible assets increased 70.8% to €10.9m. As indicated when the group announced its 2004 interim results, industry-wide changes in supplier terms of trade during 2004 led to a reduction in creditors' days. The result was that net cash outflows from operating activities were €4.8m despite the increase of operating profits to €7.0m. Creditors' days were reduced from 70 to 50 days, stock days remained static and the number of debtors days provided were tightened from 51 to 47 days.

The impact of the step change in creditor payment arrangements was that interest cost increased and that the group had net debt at the year-end of €4.5m by comparison to net cash balances at the start of the year of €4.3m.

Horizon retains significant financial capacity with unused credit facilities at 31 December 2004 of approximately €28m. Horizon's net debt at the year-end is well within comfortable levels representing less than six month's EBITDA, a debt / equity ratio of 19 / 81 and interest cover of 6.9 times. Total cash flow generated from operations over the last three years amounts to €34.9m.

EBITDA return on invested capital increased to 57.3% from 55.6% as growth in earnings outpaced the increased investment in the business.

PROPERTY

The group has successfully reduced the future lease obligations for properties that lay vacant after the restructuring process. During 2004, Horizon has surrendered three leases and entered into three sub-let agreements. The directors have re-assessed the balance sheet provisions for future rental and associated payments as at 31 December 2004 and concluded that, at €3.8m, the level of provision is adequate and no additional charge is required.

POST BALANCE SHEET EVENTS

There have been no significant events between the balance sheet date and the date of this announcement.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 December 2004

	Note	*Total Year ended 31 Dec 2004 €'000*	*Total Year ended 31 Dec 2003 €'000*
TURNOVER	1	281,175	250,274
Variation in stocks of finished goods and work-in-progress		1,783	(2,007)
Purchases		(250,289)	(219,233)
Staff costs		(14,416)	(12,862)
Other operating charges		(8,572)	(8,302)
EARNINGS BEFORE INTEREST, TAXATION DEPRECIATION AND AMORTISATION		9,681	7,870
Depreciation		(977)	(1,269)
Amortisation of intangibles		(1,669)	(1,491)
OPERATING PROFIT		7,035	5,110
NON OPERATING EXCEPTIONAL ITEMS:			
Disposal and termination of business units	2	-	(3,426)
		7,035	1,684
Net interest charge		(1,014)	(670)
Unwinding of discount factor		(325)	(328)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		5,696	686
Tax on profit on ordinary activities		(1,445)	(385)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		4,251	301
Minority interests (including non-equity minority interests)		-	(2)
PROFIT RETAINED FOR THE FINANCIAL PERIOD AND ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY		4,251	299
EARNINGS PER SHARE:	3		
Basic earnings per ordinary shares (cents)		6.05	0.46
Basic earnings per ordinary shares adjusted* (cents)		8.89	7.36
Diluted earnings per ordinary shares (cents)		5.90	0.44
Diluted earnings per ordinary shares adjusted* (cents)		8.67	7.11

*Earnings per share adjusted for non-operating exceptional items, amortisation of intangibles, and unwinding of discount factor.

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 December 2004

	Year ended 31 December 2004 €'000	*Year ended 31 December 2003 €'000*
Profit attributable to members of the parent company	4,251	299
Exchange difference on retranslation of net assets of subsidiary undertakings and deferred trading balances	(243)	(417)
TOTAL RECOGNISED GAINS/(LOSSES) RELATING TO THE YEAR	4,008	(118)

MOVEMENTS ON PROFIT AND LOSS ACCOUNT
for the year ended 31 December 2004

	2004 €'000	*2003 €'000*
At 1 January 2004	(45,848)	(45,690)
Profit retained for the financial year	4,251	299
Re-translation of overseas subsidiaries (net)	(243)	(417)
Redemption of minority interest preference shares	-	(40)
At 31 December 2004	(41,840)	(45,848)

The profit and loss account is analysed as follows:

Parent company	(45,502)	(47,118)
Subsidiary undertakings	7,157	4,765
Cumulative goodwill previously written off directly against reserves	(3,495)	(3,495)
	(41,840)	(45,848)

RECONCILIATION OF SHAREHOLDERS' FUNDS
for the year ended 31 December 2004

	Year ended 31 December 2004 €'000	*Year ended 31 December 2003 €'000*
Total recognised profits/(losses)	4,008	(118)
Share issue	-	2,785
Expenses on share issue	(32)	(150)
Premium on redemption of minority interest	-	(40)
Shares to be issued by way of deferred consideration on acquisitions	668	(1,571)
Total movements during the year	4,644	906
Shareholders' funds at beginning of year	14,583	13,677
Shareholders' funds at end of year	19,227	14,583

CONSOLIDATED BALANCE SHEET
at 31 December 2004

	2004 €'000	2003 €'000
FIXED ASSETS		
Intangible assets	8,280	8,174
Tangible assets	3,475	3,843
	11,755	12,017
CURRENT ASSETS		
Stocks	17,135	16,130
Debtors	39,983	40,685
Cash at bank and in hand	9,571	11,251
	66,689	68,066
CREDITORS: amounts falling due within one year	(55,452)	(59,532)
NET CURRENT ASSETS	11,237	8,534
TOTAL ASSETS LESS CURRENT LIABILITIES	22,992	20,551
CREDITORS: amounts falling due after more than one year	(4)	(62)
PROVISIONS FOR LIABILITIES AND CHARGES	(3,761)	(5,906)
	19,227	14,583
FINANCED BY CAPITAL AND RESERVES		
Called up share capital	5,161	5,023
Shares to be issued after year end	-	1,167
Share premium	71,453	69,788
Profit and loss account	(41,840)	(45,848)
Cost of shares of the company held in an ESOP	(15,547)	(15,547)
Shareholders' funds (all equity interests)	19,227	14,583

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2004

	Note	*Year ended 31 December 2004 €'000*	*Year ended 31 December 2003 €'000*
CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	4	(4,750)	1,394
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Net interest paid		(1,001)	(625)
Dividends paid to minority interests		-	(2)
Interest element of finance lease rental payments		(14)	(57)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(1,015)	(684)
TAXATION			
Irish corporation tax (paid)/refund		(596)	15
Overseas taxation refund/(paid)		250	(327)
NET CASH OUTFLOW FROM TAXATION		(346)	(312)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENTS			
Payments to acquire tangible fixed assets		(609)	(435)
Receipts from sales of tangible fixed assets		11	32
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(598)	(403)
ACQUISITIONS AND DISPOSALS			
Purchase of subsidiary undertakings		(2,131)	(3,495)
Sale of subsidiaries		(33)	473
Purchase of minority interest		-	(157)
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS		(2,164)	(3,179)
CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING		(8,873)	(3,184)
CASH OUTFLOW FROM MANAGEMENT OF LIQUID RESOURCES		(404)	-
NET CASH (OUTFLOW)/INFLOW FROM FINANCING	5(c)	(153)	2,278
DECREASE IN CASH	5(b)	(9,430)	(906)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2004

1. SEGMENTAL INFORMATION

An analysis of turnover by geographical location and class of business, together with gross profit by class of business is set out below:

	Year ended 31 December 2004 €'000	*Year ended 31 December 2003 €'000*
Turnover (by source)		
Republic of Ireland	173,245	160,211
Britain and Northern Ireland	107,930	90,063
	281,175	250,274
Turnover (by destination)		
Republic of Ireland	146,260	120,493
Britain and Northern Ireland	134,695	129,086
Mainland Europe	214	695
Rest of World	6	-
	281,175	250,274
Turnover (by class of business)		
Enterprise solutions division	158,941	138,948
Distribution and channel services division	122,234	111,326
	281,175	250,274
Gross profit (by class of business)		
Enterprise solutions division	25,231	22,089
Distribution and channel services division	7,438	6,945
	32,669	29,034

An analysis of group net profit and net assets by geographic region and class of business is not provided as the directors believe that the disclosure of this information would be prejudicial to the interests of the group.

2. NON OPERATING EXCEPTIONAL ITEMS

The non operating exceptional items in 2003 relate to the revision of previous estimates of costs on disposal and termination of business units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2004

3. EARNINGS PER ORDINARY SHARE

	Year ended 31 December 2004	*Year ended 31 December 2003*
The computation of basic and diluted earnings per share is set out below:	*€'000*	*€'000*
Numerator		
Profit after tax and minority interests	4,251	299
Non operating exceptional items	-	2,685
Amortisation of goodwill and intangibles	1,669	1,491
Unwinding of discount factor	325	328
Adjusted profit before non operating exceptional items, amortisation and unwinding of discount factor	6,245	4,803
Denominator		
Weighted average number of shares in issue for the period ('000)	70,263	65,241
Dilutive potential ordinary shares:		
Deferred consideration	-	1,297
Employee share options	1,749	1,053
Diluted weighted average number of ordinary shares ('000)	72,012	67,591
Earnings per share:		
Basic earnings per ordinary shares (cents)	6.05	0.46
Basic earnings per ordinary shares adjusted* (cents)	8.89	7.36
Diluted earnings per ordinary shares (cents)	5.90	0.44
Diluted earnings per ordinary shares adjusted* (cents)	8.67	7.11

*Earnings per share adjusted for non-operating exceptional items, amortisation of intangibles and unwinding of discount factor.

Own shares held in an ESOP are deducted when computing basic, diluted and adjusted EPS.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, namely share options and future contingent share issues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2004

4. RECONCILIATION OF OPERATING PROFIT TO NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

	Year ended 31 December 2004 €'000	*Year ended 31 December 2003 €'000*
Operating profit	7,035	5,110
Non operating exceptional items	-	(3,426)
Discharge of provisions for liabilities and charges	(3,130)	(732)
Depreciation and amortisation	2,646	2,760
Profit on disposal of tangible fixed assets	(1)	(8)
Decrease/(increase) in debtors	637	(1,661)
(Increase)/decrease in stocks	(1,050)	1,283
Decrease in creditors	(10,887)	(1,932)
Net cash (outflow)/inflow from operating activities	(4,750)	1,394

5. ANALYSIS OF NET DEBT AND FINANCING AND RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

(a) ***Analysis of debt***

	31/12/2003 Opening €'000	*Cashflow €'000*	*Translation Adjustment €'000*	*31/12/2004 Closing €'000*
Cash	11,251	(2,061)	(23)	9,167
Overdraft	(6,698)	(7,369)	8	(14,059)
	4,553	(9,430)	(15)	(4,892)
Liquid resources*	-	404	-	404
Finance lease obligations	(182)	121	-	(61)
	4,371	(8,905)	(15)	(4,549)

*Liquid resources include monies held on deposit, which are pledged as security on lease obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2004

5. ANALYSIS OF NET DEBT AND FINANCING AND RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT (continued)

(b) ***Reconciliation of net cash flow to movement in net debt***

	€'000
Decrease in cash in year	(9,430)
Cash outflow from decrease in debt and lease financing	121
Cash outflow from increase in liquid resources	404
Change in net debt resulting from cash flows	(8,905)
Translation adjustment	(15)
Movement in net debt in the year	(8,920)
Net cash at 31 December 2003	4,371
Net debt at 31 December 2004	(4,549)

(c) ***Net cash (outflow)/ inflow from financing***

	2004	*2003*
	€'000	*€'000*
Net movements in short term borrowings	-	(60)
Net movement in long term borrowings	-	(99)
Issue of ordinary share capital	-	2,785
Expenses on issue of ordinary share capital	(32)	(150)
Capital element of finance lease rental payments	(121)	(198)
Net cash (outflow)/inflow from financing	(153)	2,278

6. BASIS OF PREPARATION

The results incorporated in the preliminary announcement have been prepared in accordance with accounting policies consistent with previous years.

The board of directors approved the preliminary announcement for the year to 31 December 2004 on 2 March 2005. The financial information set out above does not constitute statutory accounts for the year ending 31 December 2004 or year ending 31 December 2003. The full accounts for the year ended 31 December 2003, which received an unqualified audit report, have been filed with the Irish Companies Registration Office.

The statutory accounts for 2004 will be finalised on the basis of the financial information presented by the directors in the preliminary announcement, and together with the auditors report thereon, will be delivered to the Registrar of Companies following the company's Annual General Meeting.